UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MAXIM INTEGRATED PRODUCTS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

92046N102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark Casper

Associate General Counsel and Secretary

Maxim Integrated Products, Inc.

120 San Gabriel Drive

Sunnyvale, California 94086

(408) 737-7600

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Craig W. Adas

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$25,344,117	$996.02

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 61,888,809 shares of Common Stock, $0.001 par value, of Maxim Integrated Products, Inc. will be purchased pursuant to this offer for an aggregate of $25,344,117.24 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal 2008, equals $39.30 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

1

Item 1.	Summary Term Sheet.

The information set forth under Section I (“Summary of Terms”) in the “Offer to Purchase Eligible Stock Options” (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Maxim Integrated Products, Inc., a Delaware corporation (the “Company” or “Maxim”). The address of the Company’s principal executive offices is 120 San Gabriel Drive, Sunnyvale, California 94086 and its telephone number is (408) 737-7600.

(b) The information set forth under Section I (“Summary of Terms”) and Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

(a) The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Schedule A: Information Concerning Our Directors and Executive Officers is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth under Item 2(b) above and in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Valuation of Eligible Options; Total Payment”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), Section III.15 (“Source and Amount of Consideration”), and Schedule B: Guide to Issues in Non-U.S. Jurisdictions is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”).

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule A: Information Concerning Our Directors and Executive Officers is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1) Offer to Purchase Eligible Stock Options, dated November 7, 2008.

(a)(2) Form of e-mail to Eligible Employees Announcing Offer to Purchase.

(a)(3) Form of Promise to Make Cash Payment.

(a)(4) Paper Election Form.

(a)(5) Paper Election Withdrawal Notice.

(a)(6) Form of Reminder Notice of Expiration of Offer.

(a)(7) Screen Shots of Offer Website.

(a)(8) The Company’s Annual Report on Form 10-K for the fiscal year ended June 28, 2008, filed with the Securities and Exchange Commission on September 30, 2008 (incorporated herein by reference).

(a)(9) The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 6, 2008 (incorporated herein by reference).

(a)(10) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 2, 2008 (incorporated herein by reference).

(a)(11) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2008 (incorporated herein by reference).

(a)(12) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 21, 2008 (incorporated herein by reference).

(a)(13) The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on October 27, 2008 (incorporated herein by reference).

(a)(14) A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A, as filed October 6, 2008, under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purpose of updating such information (incorporated herein by reference).

(b) Not applicable.

(d)(1) The Company’s Incentive Stock Option Plan, as amended. (1)

(d)(2) The Company’s 1987 Supplemental Stock Option Plan, as amended. (2)

(d)(3) The Company’s Supplemental Nonemployee Stock Option Plan, as amended. (2)

(d)(4) The Company’s 1987 Employee Stock Participation Plan, as amended. (3)

(d)(5) The Company’s 1988 Nonemployee Director Stock Option Plan, as amended. (2)

(d)(6) The Company’s 1996 Stock Incentive Plan, as amended and restated. (4)

(d)(7) Dallas Semiconductor Corporation—1993 Officer and Director Stock Option Plan, as amended, together with forms of stock option agreements thereunder. (5)

(d)(8) Dallas Semiconductor Corporation Amended 1987 Stock Option Plan, together with forms of stock option agreements thereunder. (5)

(d)(9) Form of Shareholder Agreements between Dallas Semiconductor Corporation and employee stockholders, as amended. (5)

(d)(10) Agreement between Dallas Semiconductor Corporation and Alan P. Hale, dated May 20, 1999, as amended. (5)

(d)(11) Employment Agreement between Dallas Semiconductor Corporation and Alan P. Hale, dated April 11, 2001. (5)

(d)(12) Assumption Agreement, dated April 11, 2001, relating to Dallas Semiconductor Corporation stock options. (5)

(d)(13) Form of Non-Statutory Option Agreement, as amended and restated, under the Company’s 1996 Stock Incentive Plan. (6)

(d)(14) Form of Restricted Stock Unit Agreement under the Company’s 1996 Stock Incentive Plan. (7)

(d)(15) Employment Agreement between the Company and Tunc Doluca dated as of September 30, 1993. (8)

(d)(16) Employment Agreement between the Company and Vijay Ullal dated as of April 1, 1995. (8)

(d)(17) Employment Agreement between the Company and Pirooz Parvarandeh dated as of November 1, 1994. (8)

(d)(18) Employment Agreement between the Company and Richard Hood dated as of April 1, 1995. (8)

(d)(19) Employment Letter Agreement between the Company and Bruce Kiddoo dated as of August 6, 2007. (9)

(d)(20) Form of Non-Statutory Option Agreement for U.S. Optionees under the Company’s 1996 Stock Incentive Plan. (10)

(d)(21) Form of Restricted Stock Unit Agreement for U.S. Holders under the Company’s 1996 Stock Incentive Plan. (10)

(d)(22) Form of Non-Statutory Option Agreement for Non-U.S. Optionees, under the Company’s 1996 Stock Incentive Plan. (10)

(d)(23) Form of Restricted Stock Unit Agreement for Non-U.S. Holders under the Company’s 1996 Stock Incentive Plan. (10)

(g) Not applicable.

(h) Not applicable.

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1995.
(2)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 27, 1998.
(3)	Incorporated by reference to the Appendix B in the Company’s Proxy Statement for a Meeting of its stockholders held on November October 18, 2004.
(4)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 28, 2008.
(5)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2001.
(6)	Incorporated by reference to the Company’s Current Report on Form 8-K filed June 8, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 24, 2006.
(8)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 24, 2006.
(9)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007.
(10)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2008.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2008

MAXIM INTEGRATED PRODUCTS, INC.

By:	/S/ MARK CASPER
Mark Casper
Associate General Counsel and Secretary

EXHIBIT INDEX

(a)(1) Offer to Purchase Eligible Stock Options, dated November 7, 2008.

(a)(2) Form of e-mail to Eligible Employees Announcing Offer to Purchase.

(a)(3) Form of Promise to Make Cash Payment.

(a)(4) Paper Election Form.

(a)(5) Paper Election Withdrawal Notice.

(a)(6) Form of Reminder Notice of Expiration of Offer.

(a)(7) Screen Shots of Offer Website.

(a)(8) The Company’s Annual Report on Form 10-K for the fiscal year ended June 28, 2008, filed with the Securities and Exchange Commission on September 30, 2008 (incorporated herein by reference).

(a)(9) The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 6, 2008 (incorporated herein by reference).

(a)(10) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 2, 2008 (incorporated herein by reference).

(a)(11) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2008 (incorporated herein by reference).

(a)(12) The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 21, 2008 (incorporated herein by reference).

(a)(13) The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on October 27, 2008 (incorporated herein by reference).

(a)(14) A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A, as filed October 6, 2008, under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purpose of updating such information (incorporated herein by reference).

(b) Not applicable.

(d)(1) The Company’s Incentive Stock Option Plan, as amended. (1)

(d)(2) The Company’s 1987 Supplemental Stock Option Plan, as amended. (2)

(d)(3) The Company’s Supplemental Nonemployee Stock Option Plan, as amended. (2)

(d)(4) The Company’s 1987 Employee Stock Participation Plan, as amended. (3)

(d)(5) The Company’s 1988 Nonemployee Director Stock Option Plan, as amended. (2)

(d)(6) The Company’s 1996 Stock Incentive Plan, as amended and restated. (4)

(d)(7) Dallas Semiconductor Corporation—1993 Officer and Director Stock Option Plan, as amended, together with forms of stock option agreements thereunder. (5)

(d)(8) Dallas Semiconductor Corporation Amended 1987 Stock Option Plan, together with forms of stock option agreements thereunder. (5)

(d)(9) Form of Shareholder Agreements between Dallas Semiconductor Corporation and employee stockholders, as amended. (5)

(d)(10) Agreement between Dallas Semiconductor Corporation and Alan P. Hale, dated May 20, 1999, as amended. (5)

(d)(11) Employment Agreement between Dallas Semiconductor Corporation and Alan P. Hale, dated April 11, 2001. (5)

(d)(12) Assumption Agreement, dated April 11, 2001, relating to Dallas Semiconductor Corporation stock options. (5)

(d)(13) Form of Non-Statutory Option Agreement, as amended and restated, under the Company’s 1996 Stock Incentive Plan. (6)

(d)(14) Form of Restricted Stock Unit Agreement under the Company’s 1996 Stock Incentive Plan. (7)

(d)(15) Employment Agreement between the Company and Tunc Doluca dated as of September 30, 1993. (8)

(d)(16) Employment Agreement between the Company and Vijay Ullal dated as of April 1, 1995. (8)

(d)(17) Employment Agreement between the Company and Pirooz Parvarandeh dated as of November 1, 1994. (8)

(d)(18) Employment Agreement between the Company and Richard Hood dated as of April 1, 1995. (8)

(d)(19) Employment Letter Agreement between the Company and Bruce Kiddoo dated as of August 6, 2007. (9)

(d)(20) Form of Non-Statutory Option Agreement for U.S. Optionees under the Company’s 1996 Stock Incentive Plan. (10)

(d)(21) Form of Restricted Stock Unit Agreement for U.S. Holders under the Company’s 1996 Stock Incentive Plan. (10)

(d)(22) Form of Non-Statutory Option Agreement for Non-U.S. Optionees, under the Company’s 1996 Stock Incentive Plan. (10)

(d)(23) Form of Restricted Stock Unit Agreement for Non-U.S. Holders under the Company’s 1996 Stock Incentive Plan. (10)

(g) Not applicable.

(h) Not applicable.

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1995.
(2)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 27, 1998.
(3)	Incorporated by reference to the Appendix B in the Company’s Proxy Statement for a Meeting of its stockholders held on November October 18, 2004.
(4)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 28, 2008.
(5)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2001.
(6)	Incorporated by reference to the Company’s Current Report on Form 8-K filed June 8, 2006.
(7)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 24, 2006.
(8)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 24, 2006.
(9)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007.
(10)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2008.